ATA Reports Fiscal 2012 First Quarter Financial Results
Company to Hold Conference Call on August 5 at 8 a.m. ET

Beijing, China, August 4, 2011 (NY) / August 5, 2011 (China) — ATA Inc. (“ATA” or the “Company”, Nasdaq: ATAI), a leading provider of computer-based testing and testing-related services in China, today announced preliminary unaudited financial results for its fiscal first quarter ended June 30, 2011 (“First Quarter 2012”).

First Quarter 2012 Financial and Operating Highlights

•	Net revenues of RMB77.6 million (US$12.0 million), compared to RMB85.0 million in the prior-year period, primarily due to the rescheduling of the China Banking Association’s (“CBA”) banking exam from the first quarter to the third quarter of fiscal 2012

•	Gross profit of RMB45.0 million (US$7.0 million), compared to RMB43.8 million in the prior-year period; gross margin of 58.0%, up from 51.6% in the prior-year period

•	Income from operations of RMB14.2 million (US$2.2 million), compared to RMB11.2 million in the prior-year period

•	Net income of RMB13.0 million (US$2.0 million), compared to RMB9.0 million in the prior-year period

•	Basic and diluted earnings per ADS were RMB0.58 (US$0.08) and RMB0.56 (US$0.08). Basic and diluted earnings per ADS excluding share-based compensation expense and foreign currency exchange gain (non-GAAP) were RMB0.59 (US$0.08) and RMB0.57 (US$0.08). Each ADS represents two common shares of ATA.

•	Delivered 1.8 million billable tests in First Quarter 2012

•	Administered approximately 788,000 billable tests in a single weekend in June 2011 for the Securities Association of China (“SAC”), breaking its previous record of approximately 655,000 exams in March 2011.

•	Completed payout of special cash dividend of $0.43 per ADS on August 1, 2011

•	Cash and cash equivalents of RMB284.8 million (US$44.1 million) as of June 30, 2011, and no long-term debt

Guidance for Fiscal Year 2012 / Fiscal 2012 Second Quarter

•	The Company is maintaining its guidance of net revenues in the range of RMB395.0 million and RMB415.0 million and net income in the range of RMB40.0 million and RMB45.0 million for the fiscal year ending March 31, 2012 (“Fiscal Year 2012”).

•	For the second quarter ending September 30, 2011 (“Second Quarter 2012”), ATA believes that net revenues will be in the range of RMB57.0 million and RMB62.0 million.

Mr. Kevin Ma, ATA’s Chairman and Chief Executive Officer, stated, “We are pleased to achieve gross margin improvement in First Quarter 2012 due to improved economies of scale with our test center partners, greater inroads with banking and financial institutions, and more streamlined operations. While the rescheduling of the banking exam to third quarter of Fiscal 2012 affected revenues from our traditional testing services business during First Quarter 2012, we are confident that ATA will continue to see accelerated growth from our platform testing business while achieving greater profitability from our HR Select and TOEIC businesses. We expect steady contributions from HR Select, despite currently being a relatively small portion of our revenue, to help offset the inherent lumpiness of our core business from quarter to quarter. We remain very optimistic about the growth opportunities in each of our business lines.”

Operating Results for First Quarter 2012
The total number of tests delivered in the First Quarter 2012 was 1.8 million billable tests, approximately the same number of tests delivered in the prior-year period.

The Company also administered a record number of billable tests for the SAC. It delivered approximately 788,000 tests over the course of a single weekend in June 2011 in 39 cities throughout 30 provinces in China, breaking the Company’s previous record of 655,000 exams administered in March 2011.
Financial Results for First Quarter 2012
For First Quarter 2012, ATA’s total net revenues were RMB77.6 million (US$12.0 million), compared to RMB85.0 million in the prior-year period. The decrease was primarily due to the rescheduling of the CBA banking exam from the first quarter to the third quarter of Fiscal 2012.

This decrease was offset by growth in the Company’s HR Select and TOEIC test services. Revenues from HR Select for First Quarter 2012 increased 144.2% to RMB9.1 million (US$1.4 million), and revenues from TOEIC increased 53.6% to RMB9.8 million (US$1.5 million).

Gross profit for First Quarter 2012 increased 2.6% to RMB45.0 million (US$7.0 million) from RMB43.8 million in the same period last fiscal year. Gross margin increased to 58.0% in First Quarter 2012 from 51.6% in the prior-year period, primarily due to a price increase for tests delivered for the SAC and the growth of higher-margin test preparation businesses.

Income from operations in First Quarter 2012 was RMB14.2 million (US$2.2 million), compared to RMB11.2 million in the prior-year period, with the rise primarily due to lower operating expenses.

Net income was RMB13.0 million (US$2.0 million), compared to net income of RMB9.0 million in the prior-year period. For First Quarter 2012, basic and diluted earnings per common share were RMB0.29 (US$0.04) and RMB0.28 (US$0.04), respectively, compared to RMB0.20 in the same period last fiscal year. Basic and diluted earnings per ADS were RMB0.58 (US$0.08) and RMB0.56 (US$0.08) in First Quarter 2012, compared to RMB0.40 in the prior-year period.

Non-GAAP Measures
Adjusted net income for First Quarter 2012, which excludes share-based compensation expense and foreign currency exchange gain (non-GAAP), totaled RMB13.2 million (US$2.0 million) compared with a net income excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) of RMB10.4 million in the prior-year period. Basic and diluted earnings per common share excluding share-based compensation expense and foreign currency exchange gain (non-GAAP) for First Quarter 2012 were both RMB0.29 (US$0.04). Basic and diluted earnings per ADS excluding share-based compensation expense and foreign currency exchange gain (non-GAAP) for First Quarter 2011 were RMB0.59 (US$0.08) and RMB0.57 (US$0.08) compared to RMB0.46 in the same period last fiscal year.

Please see the note about non-GAAP measures and the reconciliation table at the end of this press release.

Other Data

The number of weighted average ADSs used to calculate basic and diluted earnings per ADS for First Quarter 2012 were 22.3 million and 22.9 million, respectively. Each ADS represents two common shares. ATA had 44.7 million common shares outstanding on June 30, 2011 and 44.4 million common shares outstanding on June 30, 2010.

The Company also declared a special cash dividend of US$0.215 per common share, or US$0.43 per ADS. The total amount of cash distributed as part of the special dividend to all shareholders of record as of the close of business on June 30, 2011 was approximately RMB63.6 million (US$9.8 million), paid on or around August 1, 2011.

Guidance for Fiscal Year 2012
For Second Quarter 2012 ending September 30, 2011, ATA expects net revenues will be between RMB57.0 million and RMB62.0 million.

For Fiscal Year 2012, ATA expects net revenues will be between RMB395.0 million and RMB415.0 million and net income between RMB40.0 million and RMB45.0 million.

Estimated Financial Results
(unaudited) (RMB in millions)

	For the year ending	For the year ended	Percent Gain
	March 31, 2012	March 31, 2011
Net Revenue	395.0 — 415.0	303.9	30.0% — 36.6%
Net Income	40.0 — 45.0	19.8	102.0% -127.3%

	For the quarter ending	For the quarter ended	Percent Gain
	September 30, 2011	September 30, 2010
Net Revenue	57.0 – 62.0	33.3	71.2% — 86.2%

“We continue to remain on track and on budget, and are comfortable reiterating our guidance for Fiscal Year 2012. We are focused on increasing our industry coverage, enabling ATA to add new test titles in new and existing industries to better serve test candidates. As we continue to expand our business, this database of test takers is naturally a resource from which ATA can draw for future growth. We believe that we have a cost-structure in place that is inherently scalable, which will allow us to provide our efficient and highly reliable services in response to China’s growing demand for standardized test assessment services. Expanding our geographic footprint, which is already by far the largest network of testing centers in China, will also help us to meet this demand and add to our competitive advantage over potential competitors.”

These are ATA’s current projections, which are subject to change. You are cautioned that operating results in First Quarter 2012 are not necessarily indicative of operating results for any future periods.

Conference Call and Webcast Information

ATA will host a conference call at 8 a.m. Eastern Time on Friday, August 5, 2011, to discuss the results of First Quarter 2012. Joining ATA Chairman and CEO Kevin Ma will be Walter Wang, Director and President, and Benson Tsang, Chief Financial Officer and Chief Accounting Officer. To participate in the conference call, please use the following dial-in numbers and passcode about 10 minutes prior to the scheduled conference call time:

1 866 549 1292 +852 3005 2050 +400 681 6949	(U.S.) (International) (Mainland China)
885 522#	(Participant Passcode)

A live webcast of the conference call can be accessed at the investor relations section of ATA’s website at http://www.ata.net.cn and through the following link:
http://www.mzcan.com/cancast/us/index.php?id=usATAI—29&version=e.

An accompanying slide presentation in PDF format will also be made available 30 minutes prior to the conference call on the same investor relations section of ATA’s website. To listen to the webcast, please visit ATA’s website a few minutes prior to the start of the call to register, download, and install any necessary audio software.

For those unable to listen during the live webcast, a replay will be available shortly after the call on the investor relations section of ATA’s website and will remain available for 90 days.

About ATA Inc.
ATA is a leading provider of computer-based testing services in China. The Company offers comprehensive services for the creation and delivery of computer-based tests based on its proprietary testing technologies and test delivery platform. ATA’s computer-based testing services are used for professional licensure and certification tests in various industries, including information technology services, banking, teaching, securities, insurance, and accounting. ATA’s test center network comprised 2,016 authorized test centers located throughout China as of June 30, 2011. The Company believes it has the largest test center network of any commercial testing service provider in China.

ATA has delivered more than 33.0 million billable tests, since ATA started operations in 1999.

For more information, please visit ATA’s website at http://www.ata.net.cn.

Cautionary Note Regarding Forward-looking Statements
This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “look forward to,” “outlook,” “plan,” “should,” “will,” and similar terms and include, among other things, the Company’s guidance relating to anticipated financial and operating results for the fiscal year ending March 31, 2012, statements regarding market trends, the potential growth and success of the Company’s TOEIC, HR Select and other businesses, the Company’s potential business related to the program for testing security guards in China, and the future overall operating performance of the Company.

The factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipates can include its ability to meet challenges associated with its rapid expansion, its ability to meet the expectations of current and future clients, its ability to deploy new test titles, its ability to win new enterprise contracts, its ability to convert its existing contracts into actual revenues, the economy of China, uncertainties with respect to the China’s legal and regulatory environments, and other factors stated in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”).

The financial information contained in this release should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for its fiscal year ended March 31, 2011, and other filings ATA has made with the SEC. The filings are available on the SEC’s website at www.sec.gov and at ATA’s website at www.ata.net.cn. For additional information on the risk factors that could adversely affect the Company’s business, financial condition, results of operations, and prospects, please see the “Risk Factors” section of the Company’s Form 20-F for the fiscal year ended March 31, 2011.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about ATA and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only of the Company’s views as of the date of this release, to reflect subsequent events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Currency Convenience Translation
The Company’s financial information is stated in Renminbi (“RMB”), the currency of the People’s Republic of China. The translation of RMB amounts for First Quarter 2012 into U.S. dollars is included solely for the convenience of readers and has been made at the rate of RMB6.4635 to US$1.00, the noon buying rate as of June 30, 2011, in New York for cable transfers in RMB per US$ as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under U.S. GAAP.

About Non-GAAP Financial Measures
To supplement ATA’s consolidated financial information presented in accordance with U.S. generally accepted accounting principles (“GAAP”), ATA uses the following non-GAAP financial measures: net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss and basic and diluted earnings per common share and ADS excluding share-based compensation expense and foreign currency exchange gain or loss.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. ATA believes these non-GAAP financial measures provide meaningful supplemental information about its performance by excluding share-based compensation expense and foreign currency exchange gain or loss, which may not be indicative of its operating performance from a cash perspective.

ATA believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to ATA’s historical performance. ATA computes its non-GAAP financial measures using a consistent method from quarter to quarter. ATA believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income (loss) excluding share-based compensation expense and basic and diluted earnings per common share and per ADS excluding share-based compensation expense is that share-based compensation charges have been, and are expected to continue to be for the foreseeable future, a significant recurring expense in ATA’s business.

Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The table captioned “Unaudited Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” shown at the end this news release has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures used by ATA.

For more information on our company, please contact the following individuals:

At the Company ATA, Inc. Benson Tsang, CFO +86 10 6518 1122 x5107 bensontsang@ata.net.cn	Investor Relations The Equity Group Inc. Adam Prior, Vice President 212-836-9606 +86 10 6587 6435

aprior@equityny.com

Carolyne Yu, Account Executive

212-836-9610

cyu@equityny.com

ATA INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	June 30,	June 30,
	2011	2011	2011

	RMB	RMB	USD

ASSETS
Current assets:
Cash	268,058,194	284,834,573	44,068,163
Accounts receivable, net	47,051,596	49,313,111	7,629,475
Inventories	344,909	269,637	41,717
Prepaid expenses and other current assets	10,036,345	6,964,245	1,077,472

Total current assets	325,491,044	341,381,566	52,816,827

Property and equipment, net	63,040,178	61,312,909	9,486,023
Goodwill	23,422,850	23,422,850	3,623,865
Intangible assets, net	20,356,104	19,660,838	3,041,825
Other assets	3,136,860	3,189,105	493,403

To Total assets	435,447,036	448,967,268	69,461,943
Total assets

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	48,346,969	50,719,186	7,847,016
Dividend payable	—	63,634,726	9,845,243
Deferred revenues	19,100,619	16,209,844	2,507,905

Total current liabilities	67,447,588	130,563,756	20,200,164

Deferred revenues	3,823,601	3,627,575	561,240
Deferred tax liabilities	112,847	112,847	17,459

Total liabilities	71,384,036	134,304,178	20,778,863

Shareholders’ equity:
Common shares	3,428,840	3,428,840	530,493
Receivable from shareholders	(1,035,796)	—	—
Additional paid-in capital	491,585,143	429,907,429	66,513,101
Accumulated other comprehensive loss	(22,217,189)	(24,019,911)	(3,716,239)
Accumulated deficit	(107,697,998)	(94,653,268)	(14,644,275)

Total shareholders’ equity	364,063,000	314,663,090	48,683,080

Total liabilities and shareholders’ equity	435,447,036	448,967,268	69,461,943

ATA INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Three-month Period Ended
	June 30,	June 30,	June 30,
	2010	20111	2011

	RMB	RMB	USD
Net revenues:
Testing services	73,285,501	66,821,143	10,338,229
Test-based educational services	7,980,621	5,022,796	777,102
Test preparation and training solutions	1,188,930	2,479,960	383,686
Other revenue	2,577,638	3,291,796	509,290
Total net revenues	85,032,690	77,615,695	12,008,307
Cost of revenues	41,194,080	32,627,218	5,047,918

Gross profit	43,838,610	44,988,477	6,960,389

Operating expenses:
Research and development	6,137,771	4,883,835	755,602
Sales and marketing	12,474,657	9,582,388	1,482,539
General and administrative	14,045,766	16,365,218	2,531,944

Total operating expenses	32,658,194	30,831,441	4,770,085

Income from operations	11,180,416	14,157,036	2,190,304
Interest income	190,051	659,557	102,043
Foreign currency exchange gain (loss), net	(13,060)	1,836,841	284,187

Earnings before income taxes	11,357,407	16,653,434	2,576,534

Income tax expense	2,407,203	3,608,704	558,320

Net income	8,950,204	13,044,730	2,018,214

Basic earnings per common share	0.20	0.29	0.04

Diluted earnings per common share share	0.20	0.28	0.04

Basic earnings per ADS	0.40	0.58	0.08

Diluted earnings per ADS	0.40	0.56	0.08

UNAUDITED RECONCILIATIONS OF NON-GAAP MEASURES
TO THE MOST COMPARABLE GAAP MEASURES

	Three-month Period Ended
	June 30,	June 30,
	2010	2011

	RMB	RMB

GAAP net income	8,950,204	13,044,730
Share-based compensation expenses	1,479,368	1,957,012
Foreign currency exchange (gain) losses	13,060	(1,836,841)
Non-GAAP net income	10,442,632	13,164,901

GAAP earnings per common share:
Basic	0.20	0.29
Basic
Diluted	0.20	0.28
Non-GAAP earnings per common share:
Basic	0.23	0.29
Diluted	0.23	0.29